AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
SportBLX/PJ WASHINGTON Inc.

SportBLX/PJ WASHINGTON Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**Delaware General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is SportBLX/PJ WASHINGTON Inc., and that this corporation was originally incorporated under such name. The original Certificate of Incorporation was filed with the office of the Secretary of State of Delaware on June 8, 2020.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

The text of the Certificate of Incorporation is amended and restated to read as set forth below.

ARTICLE I

The name of the corporation is SportBLX/PJ WASHINGTON Inc. (the **"Corporation").**

ARTICLE II

The Corporation's registered office in the State of Delaware is 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958. The Registered Agent in charge thereof is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is five hundred thousand (500,000), divided into (i) four hundred thousand (400,000) shares of common stock, par value $0.01 per share (the "**Common Stock**"), and (ii) one hundred thousand (100,000) shares of preferred stock ("**Preferred Stock**"), par value $0.01 per share, one hundred thousand (100,000) shares of which are designated as "**Series A Preferred Stock**." The number of authorized shares of Common Stock or Series A Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of all of the then outstanding shares of stock of the Corporation entitled to vote, irrespective of Section 242(b)(2) of the Delaware General Corporation Law.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class or series of capital stock of the Corporation.

(A)   Common Stock. Subject to law and the powers, preferences and rights, if any, of any of the holders of any series of Preferred Stock then outstanding:

1.   Voting. Except as may otherwise be provided in this certificate of incorporation or by applicable law, (i) each holder of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock held of record by such holder on all matters on which stockholders are generally entitled to vote. Holders of shares of Common Stock representing at least 2/3 of the then outstanding shares of Common Stock (the "Requisite Holders") shall be present or represented by proxy at any meeting in order to constitute a quorum. The affirmative vote of the Requisite Holders shall be necessary for the transaction of any business by the holders of Common Stock of the Corporation, including the election of directors.

2.   Dividends. Subject to any preferential rights of holders of Preferred Stock, each holder of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis.

3.   Liquidation. Subject to any preferential rights of holders of Preferred Stock, upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be distributed pro rata to the holders of the Common Stock. A merger or consolidation of the Corporation with or into another corporation or other entity, or the sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation, dissolution or winding up of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section (A)(3) or Section (B)(3) below.

(B)   Series A Preferred Stock. The powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of Series A Preferred Stock are as follows:

1.   Voting. Except as otherwise required by any non-waivable provision of applicable law or as expressly set forth in this Certificate of Incorporation, no holder of Series A Preferred Stock shall be entitled to any voting powers in respect thereof.   If a vote of holders of shares of Series A Common Stock shall

be required, holders representing at least a majority of the then outstanding shares of Series A Preferred Stock shall be present or represented by proxy at any meeting in order to constitute a quorum. The affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock shall be necessary for the transaction of any business by holders of Series A Preferred Stock of the Corporation, including the election of directors.

2. Dividends. Each holder of Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors of the Corporation. The Corporation shall only declare, pay, or set aside any dividends if one hundred percent (100%) of such dividends are paid to the holders of Series A Preferred Stock then outstanding, pro rata according to the number of shares of Series A Preferred Stock held by such holders, until the Corporation has paid cumulative dividends with respect to each share of Series A Preferred Stock equal to the Preferred Return calculated through any such dividend payment date. "**Preferred Return**" means an amount equal to 5% per annum of Series A Original Issue Price per share, calculated from the date of issuance of each share of Series A Preferred Stock. The "**Series A Original Issue Price**" shall mean $100.00 per share of Series A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. After each outstanding share of Series A Preferred Stock has been paid cumulative dividends equal to its Preferred Return, all dividends shall be declared and paid pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock or Preferred Stock held by such holders.

3. Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) the Series A Original Issue Price per share, plus (ii) the accrued and unpaid Preferred Return per share of Series A Preferred Stock through the date of such liquidation, dissolution or winding up (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section (B)(3), the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which

would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock and Preferred Stock, pro rata based on the number of shares held by each such holder. The Corporation shall give each holder of record of Series A Preferred Stock written notice of any such liquidation, dissolution or winding up transaction not later than 10 days prior to the stockholders' meeting called to approve such transaction, or 10 days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section (B)(3), and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, such transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein. Notwithstanding the other provisions of this Certificate of Incorporation, all notice periods or requirements herein may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, voting together as a class.

4. *Optional Redemption*. A holder of shares of Series A Preferred Stock may request the redemption of all or a portion of his, her, or its shares, in whole or in part, following the third anniversary of the initial closing of the sale of Series A Preferred Stock by the Corporation, subject to the requirements and limitations as set forth herein. The redemption price for any shares redeemed pursuant to this Section (B)(4) shall be the Series A Original Issue Price per share. Redemptions pursuant to this Section (B)(4) will be made monthly upon written request to the Corporation at least 60 days prior to the Effective Redemption Date (as defined below). The Corporation shall provide notice of redemption to the relevant holders by the end of the first month following the 60th day after the submission of the redemption request (the "**Effective Redemption Date**"). The Corporation will remit the aggregate redemption price to the requesting holder(s) within 10 business days of the Effective Redemption Date; however, the period may be extended by the Corporation in its sole discretion for administrative purposes. Holders who have requested redemption pursuant to this Section (B)(4) may withdraw their redemption request at any time prior to the Effective Redemption Date. A holder's redemption request shall specify the amount of shares of Series A Preferred Stock such holder requests to redeem and instructions for the delivery of

payment therefor. The Corporation may reject the redemption request in whole or in part if, in the Corporation's sole discretion, such redemption, together with any other pending redemption requests would (1) violate any applicable law, including the Delaware General Corporation Law or (2) adversely affect the Corporation's other stockholders or (3) materially adversely affect the Corporation's cash flow, financial condition, or prospects. In the event our Managing Member determines, in its sole discretion, to partially reject pending redemption requests for any given month, such pending requests will be honored on a pro-rata basis. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered in the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed pro-rata, if at all. Holders of Series A Preferred Stock are limited to one redemption request outstanding at any given time. If a holder desires to request more or less shares of Series A Preferred Stock be redeemed, such holder must first withdraw the first redemption request. The holder requesting redemption will be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges (as applicable). Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation pursuant to this Section (B)(4) shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.

5. <u>Mandatory Redemption</u>. On June 6, 2030 (the "**Mandatory Redemption Date**"), all (but not less than all) of the shares of Series A Preferred Stock shall be redeemed upon payment in cash of an amount per share equal to (i) the Series A Original Issue Price per share, plus (ii) the accrued and unpaid Preferred Return per share of Series A Preferred Stock (the "**Series A Mandatory Redemption Amount**"), calculated through the Mandatory Redemption Date. The Corporation, at its option may redeem all (but not less than all) of the Series A Preferred Stock on any earlier date upon payment in cash of the Series A Mandatory Redemption Amount, calculated through the date of such redemption. The Corporation shall exercise the aforesaid option to redeem all of the shares of Series A Preferred Stock by delivering written notice of such exercise not less than 90 days' prior to the date the mandatory redemption pursuant to this Section (B)(5) is to be effected to the holders of Series A Preferred Stock. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation pursuant to this Section (B)(5) shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.

6. <u>Waiver</u>. The powers (including voting powers), if any, of the Series A Preferred

Stock and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the Series A Preferred Stock may be waived as to all shares of Series A Preferred Stock in any instance (without the necessity of calling, noticing or holding a meeting of stockholders) by the consent or agreement of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, consenting or agreeing separately as a single class, *provided, however*, that the restriction on transfer set forth in Section (B)(7) may not be waived by the holders of the shares of Series A Preferred Stock.

7. <u>Transfer Restrictions</u>. No holder of shares of Series A Preferred Stock may sell, assign, transfer, distribute, pledge or otherwise dispose of, or convey, create, incur or assume a legal or beneficial interest in, or participate or encumber, or create any short position in or any other action or position otherwise reducing risk related to ownership of through hedging or other derivative instrument, whether voluntarily or by operation of law, whether directly or indirectly, whether in a single transaction or a series of related transactions and whether to a single person or a group (each such action, a "**Transfer**"), any shares of Series A Preferred Stock without the prior consent of the Corporation. The Corporation may require a holder proposing to Transfer any shares of Series A Preferred Stock to provide (at his or her own expense) an opinion of counsel satisfactory to the Corporation to the effect that such transfer will not violate the registration requirements of the Securities Act or applicable state securities laws.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A)   No director of the Corporation will be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; except to the extent exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as in effect at the time such liability or limitation thereof is determined. Neither the amendment or repeal of this Article VI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, will apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended.

(B)   The Corporation will, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, indemnify and advance expenses to (i) its directors and officers, and (ii) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all of the expenses (including attorneys' fees), liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor thereto). Notwithstanding the foregoing sentence and except with respect to proceedings to enforce rights to indemnification, the Bylaws may provide that the Corporation will indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board of Directors in its sole and absolute discretion. The indemnification provided for herein will not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of the heirs, executors and administrators of such a person.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article VII will be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VII (including, without limitation, each portion of any sentence of this Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by the undersigned authorized officer of the Company on this 8th day of July, 2021.

DocuSigned by:

Paul Washington

C0344AB3C74D400...

Paul J. Washington Senior
Chief Executive Officer